[Letterhead of

Thanksgiving Coffee Company, Inc.

19100 South Harbor Drive

Fort Bragg, California 95437]

January 3, 2006

United States Securities And Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Ms. Jill Davis

Re:	Thanksgiving Coffee Company, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Filed March 23, 2005

File No. 33-96070-LA

Dear Ms. Davis:

We have set forth below the response of Thanksgiving Coffee Company, Inc. (the Company) to the Comment set forth in your letter dated December 16, 2005, with respect to the above referenced periodic report. For your convenience, we have repeated your Comment before our response.

Report of Independent Accountants

Comment. We note that the auditor’s report opining on your financial statements does not state the audit was conducted in accordance with standards of the Public Company Accounting Oversight Board. Please include financial statements that are audited in accordance with the Public Company Accounting Oversight Board.

Response. The audit was performed and the financial statements prepared in accordance with standards of the Public Company Accounting Oversight Board. The Company’s 2004 Form 10K-SB as filed inadvertently omitted the paragraph of our accountants’ report confirming performance of the audit and preparation of the financial statements in accordance with those standards. The Company’s annual report sent to its shareholders and other stakeholders included confirmation that the Company’s financial statements are audited in accordance with the Public Company Accounting Oversight Board standards.

Action. We will file an amended Form 10-KSB for the year ended December 31, 2004 that includes confirmation in the accountant’s report that the audit of our financial statements was conducted in accordance with standards of the Public Company Accounting Oversight Board. We are filing the amended Form 10-KSB concurrently with this correspondence and are enclosing a copy for your information.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-KSB. The Company understands staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing. The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (707) 964-0118 if you have any further questions or comments concerning this letter.

Sincerely,

/s/ PAUL KATZEFF
Paul Katzeff Chief Executive Officer